Exhibit 17.1

TEXT OF RESPONSE E-MAIL

Gentlemen,

Thank you for the chance to follow up regarding the recent 8-K filed by the company.

I am not certain what aspects of my letter the board disagrees with. However, I will provide this correspondence to make clear my concerns. This is done with the advantage of having recently been contacted by several major investors in Akesis regarding the 8-K.

Many of those investors have previously expressed a willingness to either make direct investment into, or assist with the raising of requisite capital to continue normal operations.

Akesis has a unique opportunity to develop a meaningful therapeutic for the treatment of Diabetes which is one of the most significant disease states affecting the world today.

Akesis has a remarkable talent in Dr Carl Lebel, formerly a senior executive at Amgen, to take AKP-020, our initial compound, through the requisite FDA protocols. In addition, any other metabolic disease licencing opportunities would be easily managed by Dr Lebel and any team that he would assemble; further creating shareholder value for the public investors in Akesis.

Akesis can save significant capital by limiting expenditures to personnel such as Dr Lebel and necessary contractors. Additionally, the company should minimize fees to lawyers which would spiral out of control under any privatization strategy.

The going private scenarios discussed at the Board meeting are flawed and would only serve to invite immediate litigation. If a tender offer were made for the 60% shares away from Avalon insiders there would be inevitable disagreement as to the value of such an offer, even with outside independent opinion, which is problematic.

My sense is that the goals of all the shareholders must be in alignment for Akesis to be successful, and the 8-K leaves a major sense of uncertainty and subsequent consternation of the public market shareholders.

In order to solve this problem, avoid litigation, give appropriate guidance to the collective shareholders, and prevent further erosion of shareholder confidence/perception of management, I recommend the following:

Akesis should give immediate guidance that this option is not under consideration to alleviate the existing uncertainty/confusion related to the public market.

In addition, Avalon Ventures, the largest Akesis investor, has a history of making common share investments. Because of this history it makes no sense that Avalon would now change direction and place a financial instrument that is not in the best interest of the current majority ownership of the Company.

The current two million investment should be immediately converted to common with a pricing mechanism that contemplates Avalon’s continued support, macroeconomic market conditions, and the current decline in share price related to the aforementioned uncertainty resulting from language in the 8-K.

The conversion price could be set by either of two ways that would certainly be more reflective of market dynamics and prior investment by Avalon.

1) At the date prior to the 8-K the ask price for our common stock was $.50; this could be twenty five percent of the weighted conversion price. The remaining seventy five percent contributing average could be set by the five closing prices after the announcement of the conversion, with a collar not to exceed the $.60 price. (a previous investment) and a floor of $.30

2) Alternately, the company could take the following eight days from such an announcement as a weighted average with a collar of $.85 (a more recent investment), also with a floor of $.30

3) Fifteen percent warrant coverage, as attached in previous investment, should also be part of this consideration.

I am confident thes actions would realign all of the shareholder interests. Of course any share price increase would substantially benefit Avalon and its investors.

I as mentioned in my earlier correspondence, I am willing to assist in any fund raising activity to make certain Akesis is a success.

Best.

John